The Bank of Nova Scotia
ISS Securities Operations, Scotia Plaza
40 King Street West, Lower Concourse
Toronto, Ontario
Canada M5H 1H1

082-00132

Scotiabank

07023930

May 08, 2007

SECURITIES AND EXCHANGE COMMISSION
450 FIFTY STREET
WASHINGTON DC 20549
USA

SUPPL

GENTLEMEN

Please find enclosed herewith one original and two copies of Notice

Of Proposed Sales of Securities, which we are filing on behalf of our client

Walter T Plummer in connection with proposed sale of 200,000 shares of

General Metals Corporation

Yours truly

SCOTIA CAPITAL INC.
Transfer Department

PROCESSED
JUN 04 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAY 2 [illegible] 2007
WASH, D.C.
160 SECTION

dw 6/1

COMMON STOCK

GM 1765

Incorporated under the Laws
of the State of Delaware

GENERAL METALS CORPORATION

COMMON STOCK

200,000

CUSIP 370304 10 7

SEE REVERSE SIDE FOR CERTAIN DEFINITIONS

THIS CERTIFIES THAT

Walter T Plummer
1804 Lindell Avenue
Lindell Beach, BC
Canada V2R 4W7

Legend

is the owner of

Two Hundred Thousand

FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK OF THE PAR VALUE OF $0.001 PER SHARE OF

GENERAL METALS CORPORATION

(hereinafter called the "Corporation") transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate and the shares represented hereby are issued and shall be held subject to all the provisions of the Certificate of Incorporation and By-Laws of the Corporation and the amendments from time to time made thereto, copies of which are or will be on file at the principal office of the Corporation, to all of which the holder by acceptance hereof assents. This Certificate is not valid unless countersigned by the Transfer Agent and Registrar.

WITNESS the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: 04/03/2006

SECRETARY

GENERAL METALS CORPORATION CORPORATE SEAL 1994 DELAWARE

PRESIDENT

Countersigned and Registered:
JERSEY TRANSFER & TRUST CO.
201 Bloomfield Ave. (P.O. Box 36)
Verona, NJ 07044
Transfer Agent
and Registrar

By

Authorized Signature

PRECISE CORPORATE PRINTING, N Y

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM —as tenants in common

TEN ENT —as tenants by the entireties

JT TEN —as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT — . . . . . . Custodian . . . .
(Cust) (Minor)
under Uniform Gifts to Minors
Act . . . .
(State)

Additional abbreviations may also be used though not in the above list.

For Value Received, ______________________ *hereby sell, assign and transfer unto*

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS OF ASSIGNEE)

____

____ *Shares*

of the stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

____ *Attorney*

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ______________________________

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

Signature(s) Guaranteed

By ______________________________

THE SIGNATURES SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15

"THE SECURITIES REPRESENTED HEREBY HAVE BEEN OFFERED IN AN OFFSHORE TRANSACTION TO A PERSON WHO IS NOT A U.S. PERSON (AS DEFINED HEREIN) PURSUANT TO REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT").

NONE OF THE SECURITIES REPRESENTED HEREBY HAVE BEEN REGISTERED UNDER THE 1933 ACT, OR ANY U.S. STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, NONE MAY BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OR TO U.S. PERSONS (AS DEFINED HEREIN) EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S UNDER THE 1933 ACT, PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND IN EACH CASE ONLY IN ACCORDANCE WITH APPLICABLE STATE SECURITIES. IN ADDITION, HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE 1933 ACT."

[redacted] CA 61

Account Number	Advisor Code
800 39517	718

Account Name: Walter T Plummer & Judith F Plummer

Irrevocable Power of Attorney

For Stocks or Bonds

For Value Received the undersigned hereby sells, assigns and transfers unto

____

____

____

200 000 Units/Shares/Par Value of GENERAL METALS CORPORATION

ENTER NUMBER OF SHARES ETC. — ENTER NAME OF SECURITY

____

standing in the name of the undersigned on the books of the said corporation represented by Certificate(s)

No.(s) GM 1765 and hereby

irrevocably constitutes and appoints SCOTIA CAPITAL INC.

the attorney of the undersigned to transfer the said security on the books of the said Corporation with full power of substitution in the premises.

Signature

Signature of Registered Holder(s)	Date
W. T. P[signature]	APRIL 25th
Signature of Registered Holder(s)	Date
	5/07/06

In the Presence of

Signature of Witness
[signature]
Name of Witness (Please Print)
R L

SEC MAIL PROCESSING SECTION RECEIVED MAY 2 2007 160

673 3079 (03/05)

* Registered trademark of the Bank of Nova Scotia.

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAY 2007 WASHINGTON

OMB APPROVAL	
OMB Number:	3235-0101
Expires:	September 30, 1998
Estimated average burden hours per response	..........2.0

SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
Pursuant to Rule 144 under the Securities Act of 1933

ATTENTION: *Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.*

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
GENERAL METALS CORPORATION	65-0488983	000-30230

1 (d) ADDRESS OF ISSUER STREET / CITY / STATE	ZIP CODE	(e) TELEPHONE NO. AREA CODE / NUMBER
1 E. Liberty St., Ste 6000 Reno, NV 89501 USA	89501	

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) SOCIAL SECURITY NO. OR IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS STREET / CITY / STATE / ZIP CODE
Walter T. Plummer	707967105	director	1804 Lindell Ave, Lindell Beach, BC, V2R4W7

INSTRUCTION: *The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number*

3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities (See instr. 3(g))
Common	SCOTIA CAPITAL INC. 40 King St. West, Lower Concourse Toronto, Ontario M5H 1H1		200,000	$79,000	73,000,000	No Sale	N/A.

INSTRUCTIONS:

1. (a) Name of Issuer
   (b) Issuer's I.R.S. Identification Number
   (c) Issuer's S.E.C. file number, if any
   (d) Issuer's address, including zip code
   (e) Issuer's telephone number, including area code
2. (a) Name of person for whose account the securities are to be sold
   (b) Such person's Social Security or I.R.S. Identification Number
   (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
   (d) Such person's address, including zip code
3. (a) Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
   (f) Approximate Date on which the securities are sold
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I—SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	2005	Purchase	Lee Eastman (direct rep of Armour Electric)	200,000	March 2005	Cheque.

INSTRUCTIONS:

1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (XXX) of Rule 144, furnish full information with respect thereto.

TABLE II—SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Walter Plummer 1804 Lindell Ave Lindell Beach, BC V2R 4W7	Common	No. Sale	N/A.	Ø

REMARKS:

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

17 May 02/07

DATE OF NOTICE

ATTENTION:
The Person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Scotia Plaza
40 King Street West
P.O. Box 4085, Station "A"
Toronto, Ontario
Canada M5W 2X6

Tel: (416) 863-7411

ScotiaMcLeod™

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 2007
WASH, D.C.
160

Date: May 02/06

Re: GENERAL METALS CORP

Dear Sir/Madam:

In connection with the sale of 200 000 shares of subject company by our client, Walter T Plummer, which sale has been made under Rule 144, as promulgated under the Securities Act of 1933, as amended, ______________________ advises that it:

1. has fully complied with the "Manner of Sale" provisions as contained in paragraph (f) of the Rule.
2. has received no more that the usual and customary broker or dealer compensation.
3. has neither solicited nor arranged for the solicitation of orders to buy the Securities in anticipation of or in connection with the aforementioned transaction:
4. has made reasonable inquiry as required by Rule 144 and is unaware of any circumstances indicating that the seller is failing to comply with the Rule.

In addition, please find enclosed herewith a copy of Walter T Plummer, Seller's Representation Letter and Notice of Proposed Sale as filed with the Securities and Exchange Commission, (and ____________________ Stock Exchange).

We would appreciate it if you would furnish us with a copy of your opinion letter to the transfer agent authorizing them to transfer said shares free of any restrictive legends.

Very truly yours,

ScotiaMcLeod
Roland Lim
Associate Director
Suite 1100, P.O. Box 11615
650 West Georgia Street
Vancouver, BC V6B 4N9
(604) 661-7419 Fax: (604) 661-7494
Toll Free 1-800-263-8637
roland_lim@scotia-mcleod.com

Date: May 02/06

Re: GENERAL METALS CORP

Dear Sir/Madam:

In connection with the sale by me of 200 000 shares of common stock of General Metals Corp under Rule 144 of the Securities Act of 1933, I hereby represent to you that:

1. I have not made, and will not make, any payment in connection with the execution of the above order to any persons other than SCOTIA CAPITAL INC.
2. I have not solicited or arranged for the solicitation of orders to buy in anticipation of or in connection with this transaction.
3. I have not sold any shares of the Company within the preceding three (3) months, and I have no sale orders open with any other broker, and will not place any pending execution or cancellation of this order.
4. To the best of my knowledge, members of my immediate family and others with whom I am acting in concert or am closely associated have not sold shares of the Company stock within the preceding three (3) months.
5. I have not had a short position in, or any put or other option to dispose of any securities of the Company within the preceding twenty-four (24) months.
6. In the event that any or all of the securities I am selling are restricted securities as defined in paragraph (1) (3) of Rule 144, I warrant that I have beneficially owned these securities for a period of at least one (1) year as computed in accordance with paragraph (d) of Rule 144.
7. Enclosed is an executed copy of Form Rule 144, three copies of which were transmitted to the Securities and Exchange Commission and one copy of which was sent to the ______________________ Stock Exchange on ______________.
8. (I understand that no form need be filed if the amount of securities to be sold during any three (3) month period does not exceed 500 shares and the aggregate does not exceed $10,000 worth of securities.

I am familiar with Rule 144 of the Securities and Exchange Commission and agree that you may rely upon the above statements in executing the order referred to above.

Signed: W. T. [signature]

Walter Terry Plummer

The Bank of Nova Scotia
ISS Securities Operations, Scotia Plaza
40 King Street West, Lower Concourse
Toronto, Ontario
Canada M5H 1H1

Scotiabank

SEC MAIL PROCESSING
RECEIVED
MAY [illegible] 2007
WASH, DC
160
SECTION

May 8, 2007

American Exchange
Market Investment Department
86 Trinity Place Forms
New York, NY 10006
USA

Attn: Library

Dear Sirs

Enclosed is a copy of form 144 Proposed Sales for Security

Covering the sale of 200,000 shares of General Metals Corporation

Common stock by Walter T Plummer.

Yours truly

SCOTIA CAPITAL INC

The Bank of Nova Scotia
ISS Securities Operations, Scotia Plaza
40 King Street West, Lower Concourse
Toronto, Ontario
Canada M5H 1H1

Scotiabank

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 2007
WASH, DC
60

May 08, 2007

SECURITIES AND EXCHANGE COMMISSION
450 FIFTY STREET
WASHINGTON DC 20549
USA

GENTLEMEN

Please find enclosed herewith one original and two copies of Notice

Of Proposed Sales of Securities, which we are filing on behalf of our client

Monte F. Jensen in connection with proposed sale of 50,000 shares of

Myriad Entertainment & Resorts Inc.

Yours truly

SCOTIA CAPITAL INC.
Transfer Department

CUSIP 62856W 10 4

MYRIAD ENTERTAINMENT & RESORTS, INC.

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

COMMON STOCK

SYC1436

SEE REVERSE FOR CERTAIN DEFINITIONS

TRANSFER SUBJECT TO LEGEND ON REVERSE SIDE

******75000*

This certifies that

00170
MONTE F. JENSEN

is the owner of

******** **SEVENTY-FIVE THOUSAND Shares of MYRIAD ENTERTAINMENT & RESORTS, INC

FULLY PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK, $0.001 PAR VALUE, OF
MYRIAD ENTERTAINMENT & RESORTS, INC.

(hereinafter calle the "Corporation"), transferable on the books of the Corporation by the holder hereof in person or by duly authorized attorney, upon surrender of the Certificate properly endorsed. This c rtificate and the shares represented hereby are issued and shall be held subject to all the provisions of the Articles of Incorporation, as amended, and the Bylaws of the Corporation, as a ended (copies of which are on file at the office of the Transfer Agent), to all of which the holder of this Certificate by acceptance hereof assents. This Certificate is not valid unless cou ersigned and registered by the Transfer Agent and Registrar. Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

DATE:

JUN 9TH, 2006

PRESIDENT

SECRETARY

MYRIAD ENTERTAINMENT & RESORTS, INC. * CORPORATE SEAL DELAWARE

Countersigned:
SECURITIES TRANSFER CORPORATION
P.O. Box 701629
Dallas, Tx. 75370

By:
TRANSFER AGENT / AUTHORIZED SIGNATURE

MYRIAD ENTERTAINMENT & RESORTS, INC.

TRANSFER FEE $20.00 PER NEW CERTIFICATE ISSUED

A FULL STATEMENT OF THE RELATIVE RIGHTS, INTERESTS, PREFERENCES AND RESTRICTIONS OF EACH CLASS OF STOCK WILL BE FURNISHED BY THE CORPORATION TO ANY SHAREHOLDER UPON WRITTEN REQUEST, WITHOUT CHARGE.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	- as tenants in common	UNIF GIFT MIN ACT - ....Custodian............	
TEN ENT	- as tenants by the entireties	(Cust)	(Minor)
JT TEN	- as joint tenants with right of survivorship and not as tenants in common	under Uniform Gifts to Minors Act............	
		(State)	

Additional abbreviations may also be used though not in the above list.

For value received ....$ 22,500.00 USD.... *hereby sell assign and transfer unto*

Please insert Social Security or other identifying number of assignee

640 427 191 ... Gerard Peter Dirk

31 Sunset Crescent S.W.

Please print or typewrite name and address including postal zip code of assignee

Medicine Hat, AB, T1B 4T6

Seventy Five Thousand .... *Shares*

of the Common Stock represented by the within Certificate and do hereby irrevocably constitute and appoint.........

Attorney to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises.

It is hereby certified that the transfer of the accompanying instrument(s) is made under such circumstances as to come within one of the exceptions specified in Section 270(3) of the [illegible] of New [illegible] and that evidence [illegible] is maintained by the undersigned and is available for inspection by [illegible] New York Tax Commission

[illegible] CAPITAL INC

Dated.........20.....

SIGNATURE GUARANTEED
THE TORONTO-DOMINION BANK 0680
2033 Mayor Magrath Dr. S. [illegible]
LETHBRIDGE, ALBERTA T1K 2S2

[signature] Manager

Signature Guarantee:

Signature:

X [signature]

X.........

X NOTICE: The signature to this assignment must correspond with the name as written upon the face of the Certificate, in every particular, without alteration or enlargement, or any change whatever.

THE SIGNATURE(S) SHOULD BE MEDALLION STAMP GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION PURSUANT TO S.E.C. RULE 17AD-15
Signature(s) guaranteed by: [signature] 3471

The shares represented by this Certificate have not been registered under the Securities Act of 1933 (the "Act") and are "restricted securities" as that term is defined in Rule 144 under the Act. The shares may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act, or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.

[redacted] CA 61

Account Number: 740-88191-1-3

Advisor Code: 633

Account Name: GERARD DIRK

Irrevocable Power of Attorney

For Stocks or Bonds

For Value Received the undersigned hereby sells, assigns and transfers unto

75,000 Units/Shares/Par Value of MYRIAD ENTERTAINMENT & RESORTS, IN

ENTER NUMBER OF SHARES, ETC. ENTER NAME OF SECURITY

standing in the name of the undersigned on the books of the said corporation represented by Certificate(s)

No.(s) SYC 1436 and hereby

irrevocably constitutes and appoints SCOTIAMCLEOD

the attorney of the undersigned to transfer the said security on the books of the said Corporation with full power of substitution in the premises.

Signature

Signature of Registered Holder(s)	Date
[signature]	1/23/07
Signature of Registered Holder(s)	Date

In the Presence of

Signature of Witness

Name of Witness (Please Print)

It is hereby certified that the transfer of the accompanying instrument(s) is made under such circumstances as to come within one of the exemptions specified in Section 270(5) of the tax law of the State of New York and that evidence in proof of the exemption is maintained by the undersigned and is available for inspection by representatives of the New York Tax Commission

SCOTIA CAPITAL INC

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 144

OMB APPROVAL	
OMB Number:	3225-0101
Expires:	September 30, 1998
Estimated average burden hours per response	2.0

SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

NOTICE OF PROPOSED SALE OF SECURITIES
Pursuant to Rule 144 under the Securities Act of 1933

ATTENTION: *Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.*

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
MYRIAD ENTERTAINMENT & RESORTS, INC.		

1 (d) ADDRESS OF ISSUER — STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO. AREA CODE	NUMBER
2565 HORIZON LAKE DR - STE 110	MEMPHIS	TENNESEE	38133	901	987-5314

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) SOCIAL SECURITY NO. OR IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS STREET	CITY	STATE	ZIP CODE
GERARD DIRK	640-427-191	NONE	31 SUNSET CR SW	MEDICINE HAT	AB	T1B4T6

INSTRUCTION: *The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number*

3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities (See instr. 3(g))
common	SCOTIA MCLEOD 516 3 ST SE MEDICINE HAT AB T1A0H3		50000	$.40/shr OR $30,000.00	403,600	UNKNOWN	—

INSTRUCTIONS:

1. (a) Name of Issuer
   (b) Issuer's I.R.S. Identification Number
   (c) Issuer's S.E.C. file number, if any
   (d) Issuer's address, including zip code
   (e) Issuer's telephone number, including area code
2. (a) Name of person for whose account the securities are to be sold
   (b) Such person's Social Security or I.R.S. Identification Number
   (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
   (d) Such person's address, including zip code
3. (a) Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
   (f) Approximate Date on which the securities are sold
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold

RECEIVED
MAY 21 2007
PROCESSING SECTION
160

TABLE I—SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	JUN 9/06	INVESTMENT OPPORTUNITY	MYRIAD ENTERTAINMENT & RESORTS, INC IN EDMONTON AB 780-431-0086	50000	JUN 9/06	Bank Draft US$22,500.00

INSTRUCTIONS:

1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (XXX) of Rule 144, furnish full information with respect thereto.

TABLE II—SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
BROKER: SCOTT McLEOD, 516 3ST SE, MEDICINE HAT AB T1A 0H3	Common	NOV 21/06	10000 shrs	$.42/sh or $4,627.00

REMARKS: OWNER OF STOCK GERARD DIRK 31 SUNSET CR SW MEDICINE HAT AB T1B 4T6

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

DATE OF NOTICE

ATTENTION:
The Person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Date: 1/23/07

Re: Monte F. Jensen

Dear Sir/Madam:

In connection with the sale by me of 50000 shares of common stock of MYRIAD ENTERTAINMENT & RESORTS INC. under Rule 144 of the Securities Act of 1933, I hereby represent to you that:

1. I have not made, and will not make, any payment in connection with the execution of the above order to any persons other than SCOTIA CAPITAL INC.
2. I have not solicited or arranged for the solicitation of orders to buy in anticipation of or in connection with this transaction.
3. I have not sold any shares of the Company within the preceding three (3) months, and I have no sale orders open with any other broker, and will not place any pending execution or cancellation of this order.
4. To the best of my knowledge, members of my immediate family and others with whom I am acting in concert or am closely associated have not sold shares of the Company stock within the preceding three (3) months.
5. I have not had a short position in, or any put or other option to dispose of any securities of the Company within the preceding twenty-four (24) months.
6. In the event that any or all of the securities I am selling are restricted securities as defined in paragraph (1) (3) of Rule 144, I warrant that I have beneficially owned these securities for a period of at least one (1) year as computed in accordance with paragraph (d) of Rule 144.
7. Enclosed is an executed copy of Form Rule 144, three copies of which were transmitted to the Securities and Exchange Commission and one copy of which was sent to the ________________________ Stock Exchange on ________________.
8. (I understand that no form need be filed if the amount of securities to be sold during any three (3) month period does not exceed 500 shares and the aggregate does not exceed $10,000 worth of securities.

I am familiar with Rule 144 of the Securities and Exchange Commission and agree that you may rely upon the above statements in executing the order referred to above.

Signed: [signature]

Scotia Plaza
40 King Street West
P.O. Box 4085, Station "A"
Toronto, Ontario
Canada M5W 2X6

Tel: (416) 863-7411

ScotiaMcLeod™

Date: 1|23|07

Re: Myraid Entertaiment & Resorts
(Monte F Jensen)

Dear Sir/Madam:

In connection with the sale of 5 0000 shares of subject company by our client, GERARD DIRK, which sale has been made under Rule 144, as promulgated under the Securities Act of 1933, as amended, Scotia Capital advises that it:

1. has fully complied with the "Manner of Sale" provisions as contained in paragraph (f) of the Rule.
2. has received no more that the usual and customary broker or dealer compensation.
3. has neither solicited nor arranged for the solicitation of orders to buy the Securities in anticipation of or in connection with the aforementioned transaction.
4. has made reasonable inquiry as required by Rule 144 and is unaware of any circumstances indicating that the seller is failing to comply with the Rule.

In addition, please find enclosed herewith a copy of Client Seller's Representation Letter and Notice of Proposed Sale as filed with the Securities and Exchange Commission, (and ____________ Stock Exchange).

We would appreciate it if you would furnish us with a copy of your opinion letter to the transfer agent authorizing them to transfer said shares free of any restrictive legends.

Very truly yours,

Kent Walker

RECEIVED
MAY 2 ? 2007
160
PROCESSING SECTION

The Bank of Nova Scotia
ISS Securities Operations, Scotia Plaza
40 King Street West, Lower Concourse
Toronto, Ontario
Canada M5H 1H1

Scotiabank

May 09, 2007

American Exchange
Market Investment Department
86 Trinity Place 5th Floor
New York, NY 10006
USA

Attn: Library

Dear Sirs

Enclosed is a copy of form 144 Proposed Sales for Security

Covering the sale of 50,000 shares of Myriad Entertainment & Resorts Inc.

common stock by Monte f. Jensen.

Yours truly

SCOTIA CAPITAL INC

The Bank of Nova Scotia
ISS Securities Operations, Scotia Plaza
40 King Street West, Lower Concourse
Toronto, Ontario
Canada M5H 1H1

Scotiabank

April 23, 2007

SECURITIES AND EXCHANGE COMMISSION
450 FIFTY STREET
WASHINGTON, DC 20549
USA

GENTLEMEN

Please find enclosed herewith one original and two copies of Notice

Of Proposed Sales of Securities, which we are filing on the behalf of

Our client IC Projects LP connection with his proposed sale

Of 80,001 shares of Red Mile Entertainment Inc.

Yours truly

SCOTIA CAPITAL INC

90775 74

SEE RESTRICTIVE LEGEND ON REVERSE

NUMBER
464-8

Red Mile Entertainment, Inc.

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE
AUTHORIZED: 100,000,000 COMMON SHARES, $.001 PAR VALUE

SHARES
-80,001-

SEE REVERSE FOR CERTAIN DEFINITIONS

CUSIP 75678Q105

NEW CUSIP 75678Q402

This Certifies That -IC PROJECTS LP-

Is The Owner Of ***EIGHTY THOUSAND ONE***

FULLY PAID AND NON-ASSESSABLE COMMON SHARES, $.001 PAR VALUE

Red Mile Entertainment, Inc.

transferable on the books of this Corporation in person or by attorney upon surrender of this Certificate duly endorsed or assigned. This Certificate and the shares represented hereby are subject to the laws of the State of Delaware, and to the Articles of Incorporation and Bylaws of the Corporation, as now or hereafter amended. This Certificate is not valid until countersigned by the Transfer Agent.

In Witness Whereof, *the Corporation has caused this Certificate to be signed by the facsimile signatures of its duly authorized officers and to be sealed with the facsimile seal of the Corporation.*

Dated: 2/20/07

Red Mile Entertainment, Inc. CORPORATE SEAL DELAWARE

PRESIDENT

SECRETARY

COUNTERSIGNED:
CORPORATE STOCK TRANSFER, INC.
3200 Cherry Creek Drive South, Suite 430, Denver, CO 80209

By: ____
Transfer Agent and Registrar Authorized Officer

Red Mile Entertainment, Inc.

Corporate Stock Transfer, Inc.
Transfer Fee: As Required

The shares [illegible] ... the Act [illegible] ... may not be ... transferred except ... under the ... registration statement under the ... or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	— as tenants in common	UNIF GIFT MIN ACT - .... Custodian for	
		(Cust.)	(Minor)
TEN ENT	— as tenants by the entireties	under Uniform Gifts to Minors	
JT TEN	— as joint tenants with right of survivorship and not as tenants in common	Act of	
		(State)	

Additional abbreviations may also be used though not in the above list.

For value received .... hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

Please print or type name and address of assignee

....

....

....

....Shares

of the Common Stock represented by the within Certificate and do hereby irrevocably constitute and appoint

....

....

Attorney to transfer the said stock on the books of the within-named Corporation, with full power of substitution in the premises.

Dated .... 20 ....

SIGNATURE GUARANTEED: X_ ______________________________

X_ ______________________________

THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THIS CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER. THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (Banks, Stockbrokers, Savings and Loan Associations and Credit Unions) WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM.

ScotiaMcLeod

[redacted] CA 8

Account Number	Advisor Code
39-21494-17	70F

Account Name
1C PROJECTS LP

Corporate Resolution
to Transfer Securities

BE IT RESOLVED, That the

President CARRY WIEBE (Print Name) ______ (Signature)

Vice President DOUG FROESE (Print Name) ______ (Signature)

Treasurer ______ (Print Name) ______ (Signature)

or any one of them acting individually, be and they are hereby authorized to sell, assign and endorse for transfer, certificates representing stocks, bonds or other securities now registered or hereafter registered in the name of this corporation.

I, DOUG FROESE (Please Print Secretary's Name) *Secretary of*

1C PROJECTS LP (Please Print Full Legal Name of Corporation)

incorporated under the laws of the Province/State of BC

hereby certify that the foregoing is a true copy of a resolution duly adopted by the Board of Directors of said corporation at a meeting duly held the 10 day of APRIL 2007, ______.

at which quorum was present and voting, and that the same has not been repealed or amended, and remains in full force force effect and does not conflict with the by-laws of said corporation.

10/4/07
Date

______
Signature of Secretary*

* (Note : Must not be signed by an Officer named above in the Resolution)

CORPORATE SEAL

434- 21444 17

FORM 144

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NOTICE OF PROPOSED SALE OF SECURITIES
Pursuant to Rule 144 under the Securities Act of 1933

OMB APPROVAL	
OMB Number:	3225-0101
Expires:	September 30, 1998
Estimated average burden hours per response	2.0

SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

ATTENTION: *Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.*

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
RED MILE ENTERTAINMENT	20-4441647	

1 (d) ADDRESS OF ISSUER STREET / CITY / STATE	ZIP CODE	(e) TELEPHONE NO. AREA CODE / NUMBER
4500 BRIDGEWAY, SAUSALITO CA	94965	415 339 4240

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) SOCIAL SECURITY NO. OR IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS STREET / CITY / STATE / ZIP CODE
LC PROJECTS			380 Riverside Rd. Abbotsford, BC V2S7M4

INSTRUCTION: *The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number*

3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities (See instr. 3(g))
Common	SCOTIA CAPITAL INC. 40 King St. West, Lower Concourse Toronto, Ontario M5H 1H1		80,001	320k	9,661,740	NO sale	N/C

INSTRUCTIONS:

1. (a) Name of issuer
   (b) Issuer's I.R.S. Identification Number
   (c) Issuer's S.E.C. file number, if any
   (d) Issuer's address, including zip code
   (e) Issuer's telephone number, including area code
2. (a) Name of person for whose account the securities are to be sold
   (b) Such person's Social Security or I.R.S. Identification Number
   (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
   (d) Such person's address, including zip code
3. (a) Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
   (f) Approximate Date on which the securities are sold
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold

SEC MAIL PROCESSING
RECEIVED
MAY 2 2007
WASH, DC
180

TABLE I—SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	2005	Cash purchase	TREASURY	320k.	2005	Cash

INSTRUCTIONS:

1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (XXX) of Rule 144, furnish full information with respect thereto.

TABLE II—SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
IC Projects LP 380 Riverside Rd. Abbotsford, BC V2S 7M4	Common	No Sale	None	Ø

REMARKS:

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

April 13/07

DATE OF NOTICE

ATTENTION:
The Person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Scotia Plaza
40 King Street West
P.O. Box 4085, Station "A"
Toronto, Ontario
Canada M5W 2X6

Tel: (416) 863-7411

ScotiaMcLeod™

Date: Apr 19/07

Re: I.C. Projects
Redmile Entertainment A/c 439-21494-17

Dear Sir/Madam:

In connection with the sale of 80 001 shares of subject company by our client, I C Projects, which sale has been made under Rule 144, as promulgated under the Securities Act of 1933, as amended, Scotia Capital Inc. advises that it:

1. has fully complied with the "Manner of Sale" provisions as contained in paragraph (f) of the Rule.
2. has received no more that the usual and customary broker or dealer compensation.
3. has neither solicited nor arranged for the solicitation of orders to buy the Securities in anticipation of or in connection with the aforementioned transaction.
4. has made reasonable inquiry as required by Rule 144 and is unaware of any circumstances indicating that the seller is failing to comply with the Rule.

In addition, please find enclosed herewith a copy of Client. Seller's Representation Letter and Notice of Proposed Sale as filed with the Securities and Exchange Commission, (and ____________ Stock Exchange).

We would appreciate it if you would furnish us with a copy of your opinion letter to the transfer agent authorizing them to transfer said shares free of any restrictive legends.

Very truly yours,

Mike Van Dyk.
Senior Investment Executive

SEC MAIL PROCESSING
RECEIVED
MAY 2 ? 2007
WASH. D.C.
160

Date: APRIL 13/07

Re: J. C. PROJECTS A/C 439-21494-17

Dear Sir/Madam:

In connection with the sale by me of 80,001 shares of common stock of Red Mile Entertainment under Rule 144 of the Securities Act of 1933, I hereby represent to you that:

1. I have not made, and will not make, any payment in connection with the execution of the above order to any persons other than SCOTIA CAPITAL INC.
2. I have not solicited or arranged for the solicitation of orders to buy in anticipation of or in connection with this transaction.
3. I have not sold any shares of the Company within the preceding three (3) months, and I have no sale orders open with any other broker, and will not place any pending execution or cancellation of this order.
4. To the best of my knowledge, members of my immediate family and others with whom I am acting in concert or am closely associated have not sold shares of the Company stock within the preceding three (3) months.
5. I have not had a short position in, or any put or other option to dispose of any securities of the Company within the preceding twenty-four (24) months.
6. In the event that any or all of the securities I am selling are restricted securities as defined in paragraph (1) (3) of Rule 144, I warrant that I have beneficially owned these securities for a period of at least one (1) year as computed in accordance with paragraph (d) of Rule 144.
7. Enclosed is an executed copy of Form Rule 144, three copies of which were transmitted to the Securities and Exchange Commission and one copy of which was sent to the ________________________Stock Exchange on ________________.
8. (I understand that no form need be filed if the amount of securities to be sold during any three (3) month period does not exceed 500 shares and the aggregate does not exceed $10,000 worth of securities.

I am familiar with Rule 144 of the Securities and Exchange Commission and agree that you may rely upon the above statements in executing the order referred to above.

Signed:________________________

SEC MAIL PROCESSING
RECEIVED
MAY 2 1 2007
WASH. D.C. 160

The Bank of Nova Scotia
ISS Securities Operations, Scotia Plaza
40 King Street West, Lower Concourse
Toronto, Ontario
Canada M5H 1H1

Scotiabank

April 23, 2007

American Exchange
Market Investment Department
86 Trinity Place Forms
New York, NY 10006
USA

Attn: Library

Dear Sirs

Enclosed is a copy of form 144 Proposed Sales for Security

Covering the sale of 80,001 shares of Red Mile Entertainment Inc.

Common stock by IC Projects LP.

Yours truly

SCOTIA CAPITAL INC

END